UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS

PLAN FOR BARGAINING UNIT EMPLOYEES

Waste Management, Inc.

1001 Fannin Street

Suite 4000

Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm

Administrative Committee

Waste Management Retirement Savings Plan

for Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas

June 19, 2015

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$32,013,921	$19,869,768

Total investments	32,013,921	19,869,768

RECEIVABLES:
Employee contributions	36,251	32,751
Employer contributions	13,310	13,446
Notes receivable from participants	1,708,589	910,124

Total receivables	1,758,150	956,321

Net assets, reflecting investments at fair value	33,772,071	20,826,089
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(81,231)	(46,276)

NET ASSETS AVAILABLE FOR BENEFITS	$33,690,840	$20,779,813

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions:
Employee	$1,839,000
Employer	812,533
Rollover	114,323

2,765,856
Net investment gain from the Master Trust (Note 3)	1,588,246
Interest income on notes receivable from participants	52,961

Total additions	4,407,063

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	3,251,090

Total deductions	3,251,090

NET INCREASE BEFORE TRANSFERS	1,155,973
TRANSFERS TO THE PLAN	11,755,054

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	12,911,027
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,779,813

End of year	$33,690,840

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements

December 31, 2014

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Waste Management Holdings, Inc. on behalf of participating affiliates for the benefit of eligible employees and their beneficiaries (collectively “Waste Management”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) has been named to serve as administrator and fiduciary of the Plan. Waste Management, Inc. (“WM”) has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, serves as recordkeeper.

Eligibility

Employees (as defined by the Plan) are eligible to participate in the Plan if they are covered by a collective bargaining agreement that so provides. The entry date for participation is generally following completion of a 90-day period of service (as defined in the Plan) unless other provisions are set forth in the collective bargaining agreement.

Individuals who are ineligible to participate in the Plan consist of (a) leased employees; (b) individuals providing services to Waste Management and who are designated as independent contractors; (c) any individual who is not regularly employed in, or a citizen of, the United States; and (d) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by Waste Management other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.

Contributions

Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the plan document (“Employee Contribution”). After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contributions”). The Plan provides for Employer Contributions on behalf of eligible participants under the terms of certain applicable collective bargaining agreements.

Investment Options

The Plan, through its investments in the Master Trust, offers participants diversified investment options. During 2014, the Plan offered the following: (a) 12 common collective trust funds (including 10 target retirement-date funds); (b) five mutual funds; (c) a WM common stock fund (which is an Employee Stock Ownership Plan); (d) a stable value fund, which includes direct investments and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard”); and (e) a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ. Participants direct investment of their accounts among the investment options offered under the Plan. A participant may make such an election on any business day. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

If a participant invests in the WM common stock fund, the participant can elect to receive in cash any dividends paid on the common stock in the participant’s account. If a participant does not make such an election, dividends will automatically be reinvested in the WM common stock fund. Each participant who has invested in the WM common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote.

With respect to the self-managed account, several restrictions apply and a minimum balance is required to participate. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of securities held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contributions, Rollover Contributions and Employer Contributions, plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and any Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to a participant’s account based upon a participant’s proportionate share of the funds within the Master Trust.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in WM common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from their contributions, including certain earnings on those contributions, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by Waste Management for six months after receiving the hardship distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of a participant’s vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) result from a merger of another plan into this Plan, or (b) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction or any other method approved by the Administrative Committee. The Administrative Committee requires that: (a) repayments be made no less frequently than quarterly; (b) loans be repaid over a period not to exceed 54 months; and (c) repayments, including interest, be made in equal periodic payments over the term of the loan and applied to principal using a level amortization over the repayment period. Prepayment of a participant’s total principal amount outstanding is allowed at any time.

Administrative Expenses

Master Trust administrative expenses, including trustee, recordkeeping and investment management fees, are allocated in proportion to the investment balances of the underlying plans and are netted against investment income. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in “Net investment gain from the Master Trust” in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2014, Waste Management elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Benefits are recorded when paid to participants.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from the estimates and assumptions used in the preparation of the financial statements.

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Waste Management. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) that can be specifically identified, and by allocating among participating plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Corporate stocks, mutual funds and publicly-traded partnership interests held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are generally based on net asset values established by the issuer of the common collective trust funds based on fair values of the underlying assets. The investment options available within the Plan include a stable value fund that invests in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). In accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”), the fully benefit-responsive investment contracts held by the Stable Value Fund are reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully benefit-responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of these investments is discussed further in Note 5. Short-term investments (included in amounts reported as common collective trust funds herein) are stated at cost, which approximates fair value.

The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

Risks and Uncertainties

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.

3. Plan Interest in the Master Trust

The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan (the “Non-Union Plan”). As of December 31, 2014 and 2013, the Plan’s beneficial interest in the net assets of the Master Trust was 1.61% and 1.05%, respectively.

Neither the Plan nor the Non-Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.

The net assets of the Master Trust consist of the following:

	December 31, 2014		December 31, 2013
	Plan Interest %	Master Trust	Plan Interest %	Master Trust
Assets:
Investments, at fair value:
Common collective trust funds	2.6%	$729,470,207	1.6%	$711,493,257
Stable value fund	1.3%	326,846,943	1.0%	339,126,374
WM common stock	0.7%	128,857,131	0.6%	119,504,017
Corporate stocks – other than WM common stock	—	24,240,291	—	22,870,460
Mutual funds	1.0%	777,063,986	0.7%	706,220,160
Money market portfolio	—	7,572,399	—	—
Other	—	5,948	—	964,187

Total investments	1.6%	1,994,056,905	1.1%	1,900,178,455
Interest receivable		263,913		226,396
Cash, non-interest bearing		23,243		143,935

Total assets		1,994,344,061		1,900,548,786

Liabilities:
Securities purchased payable, net		19,908		652,689
Administrative fees payable		742,634		420,692

Total liabilities		762,542		1,073,381

Net assets reflecting investments at fair value		1,993,581,519		1,899,475,405
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(6,296,952)		(4,570,317)

Net assets, fully benefit-responsive investment contracts at contract value		$1,987,284,567		$1,894,905,088

Respective interests in the net assets of the Master Trust by the Non-Union Plan and the Plan are as follows:

	December 31,
	2014	2013
Net assets reflecting investments at fair value:
Non-Union Plan interest	$1,961,567,598	$1,879,605,637
Plan interest	32,013,921	19,869,768

Total	$1,993,581,519	$1,899,475,405

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Non-Union Plan interest	$(6,215,721)	$(4,524,041)
Plan interest	(81,231)	(46,276)

Total	$(6,296,952)	$(4,570,317)

Net assets, fully benefit-responsive investment contracts at contract value:
Non-Union Plan interest	$1,955,351,877	$1,875,081,596
Plan interest	31,932,690	19,823,492

Total	$1,987,284,567	$1,894,905,088

The Master Trust’s investments that represented 5% or more of net assets are as follows:

	December 31,
	2014	2013
WM Common Stock	$128,857,131	$119,504,017
Stable Value Fund (at contract value) (a)	320,549,991	334,556,057
American Funds EuroPacific Growth R6	127,299,843	108,660,536
Vanguard S&P Small Cap 600 Fund	119,719,987	122,231,647
Vanguard Institutional Total Stock Market Index Fund	350,173,838	317,231,916
Vanguard Total Bond Market Index Institutional Plus Fund	124,640,792	98,025,550
JPMorgan Chase Bank SmartRetirement 2020 Fund	157,597,738	168,530,063
JPMorgan Chase Bank SmartRetirement 2030 Fund	208,785,431	205,986,669

(a)	The fair value of the Master Trust’s investment in the Stable Value Fund was $326,846,943 and $339,126,374 at December 31, 2014 and 2013, respectively.

Changes in net assets of the Master Trust for the year ended December 31, 2014, are as follows:

ADDITIONS:
Net appreciation in fair value of investments:
Common collective trust funds	$52,348,226
Stable value fund	6,031,388
WM common stock	16,095,792
Corporate stocks – other than WM common stock	4,526
Mutual funds	34,477,148
Other	18,141

Total net appreciation in fair value of investments	108,975,221
Interest	650
Dividends – WM common stock	3,844,192
Dividends – other than WM common stock	15,074,730
Other income/(expense)	48,579

Total additions	127,943,372

DEDUCTIONS:
Administrative fees	3,281,767

Total deductions	3,281,767

NET INCREASE BEFORE TRANSFERS	124,661,605
TRANSFERS IN (a)	167,968,821
TRANSFERS OUT (b)	(200,250,947)

NET INCREASE IN NET ASSETS	92,379,479
NET ASSETS:
Beginning of year	1,894,905,088

End of year	$1,987,284,567

Non-Union Plan interest in net investment gain from the Master Trust	$123,073,359
Plan interest in net investment gain from the Master Trust	1,588,246

$124,661,605

(a)	Includes contributions, rollovers, transfers and net participant loan activity.
(b)	Includes benefit payments to participants.

4. Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Stable Value Fund (at contract value) (a)	$4,135,103	$3,387,483
American Funds EuroPacific Growth R6 (b)	2,017,898	800,582
T. Rowe Price Blue Chip Growth (b)	2,206,413	462,254
Vanguard Institutional Total Stock Market Index Fund	2,579,045	1,816,473
Vanguard Total Bond Market Index Institutional Plus Fund (c)	1,646,269	1,046,787
JPMorgan Chase Bank SmartRetirement 2020 Fund	4,497,458	4,301,936
JPMorgan Chase Bank SmartRetirement 2025 Fund (b)	2,214,188	277,082
JPMorgan Chase Bank SmartRetirement 2030 Fund	4,326,804	3,030,222
JPMorgan Chase Bank SmartRetirement Income Fund (c)	1,580,431	1,525,932

(a)	The fair value of the Plan’s investment in the Stable Value Fund was $4,216,334 and $3,433,759 at December 31, 2014 and 2013, respectively.
(b)	Investment amount represents less than 5% of the Plan’s net assets available for benefits at December 31, 2013.
(c)	Investment amount represents less than 5% of the Plan’s net assets available for benefits at December 31, 2014.

5. Investment Contracts

The trust funds held by the Master Trust include a stable value fund that invests in fully benefit-responsive GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured.

Guaranteed Investment Contracts — GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by the investment manager using a discounted cash flow methodology at market rates.

Synthetic Guaranteed Investment Contracts — Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.

The fair value of the Synthetic GICs included in the Plan’s stable value fund are measured as follows:

•	Fair value of individual assets and investments — Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.

•	Fair value of wrapper contracts — The fair value of wrapper contracts is determined using the income approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing discount rate as of the appropriate measurement date.

The interest crediting rates for the traditional GICs are agreed to in advance with the issuer. The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but cannot be less than zero.

The stable value fund’s average yield based on actual earnings was 1.58% and 1.62% during 2014 and 2013, respectively, and its average yield based on the interest rate credited to participants was 2.00% and 2.06% during 2014 and 2013, respectively.

There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at GIC or Synthetic GIC contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan; and delivery of any communication to Plan participants designed to influence participants not to invest in the Fund. The Plan sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.

Contract issuers are generally not allowed to terminate GICs and settle at an amount different from contract value unless there is a breach of contract which is not corrected within the time permitted by the contract. Synthetic GICs generally are evergreen contracts that contain termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

6. Fair Value Measurements

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring assets and liabilities that are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect the Plan’s estimate of assumptions that market participants would use in pricing the asset or liability. The Plan had no Level 3 assets at December 31, 2014 or 2013.

We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate.

The following table provides by level, within the fair value hierarchy, a summary of investments of the Master Trust measured at fair value on a recurring basis:

	December 31,
	2014	2013
Quoted Prices in Active Markets (Level 1):
WM common stock	$128,857,131	$119,504,017

Corporate stocks – other than WM common stock	24,240,291	22,870,460

Mutual Funds –
EuroPacific growth fund	127,299,843	108,660,536
Emerging markets fund	39,207,790	41,692,377
Small cap investment fund	119,719,987	122,231,647
Stock market index fund	350,173,838	317,231,916
Bond market index fund	124,640,792	98,025,550
Self-directed mutual funds	16,021,736	18,378,134

	777,063,986	706,220,160

Other	5,948	964,187

Subtotal Level 1	930,167,356	849,558,824

Significant Other Observable Inputs (Level 2):
Common collective trust funds –
Short-term investment fund (a)	2,090,414	1,822,199
Equity income investment fund (b)	73,418,103	68,734,970
Growth investment fund (c)	88,579,688	82,605,485
Target date retirement funds (d)	565,382,002	558,330,603

	729,470,207	711,493,257

Money market portfolio (e)	7,572,399	—

Stable value fund (f)	326,846,943	339,126,374

Subtotal Level 2	1,063,889,549	1,050,619,631

Total Investments of the Master Trust	$1,994,056,905	$1,900,178,455

(a)	This category represents a common collective trust that seeks to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. The fund’s trust document requires fifteen days advance notice prior to redemption, and authorizes the fund’s trustee to shorten this notice period at its sole discretion. At December 31, 2014 and December 31, 2013, the trustee had waived the notice period.
(b)	This category represents a common collective trust that seeks to provide substantial dividend income and long-term growth of capital through investments in the common stocks of established companies. Under normal conditions, the fund will invest at least 80% of assets in common stocks and, in particular, those that appear to be undervalued and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth. The fund’s trust document requires ninety days advance notice prior to redemption, and authorizes the fund’s trustee to shorten or waive this notice period at its sole discretion. As of December 31, 2014 and December 31, 2013, the trustee had waived the notice period for participants.
(c)	This category represents a common collective trust that seeks to provide long-term capital growth and, secondarily, income. Under normal conditions, the fund will invest at least 80% of net assets in the common stocks of large and medium-sized blue chip growth companies. The fund’s trust document requires ninety days advance notice prior to a redemption, and authorizes the fund’s trustee to shorten or waive this notice period at its sole discretion. As of December 31, 2014 and December 31, 2013, the trustee had waived the notice period for participants.
(d)	This category represents common collective trusts, and the objective of each individual fund is to produce risk-appropriate investment returns by using the following major asset classes: stocks, bonds, real estate, and cash or cash equivalents. Diversification is primarily achieved by investing in other collective trust funds maintained by JPMorgan Chase Bank, but may also be achieved by investing in exchange traded funds, exchange traded notes, derivatives, and other securities. Except for the target date income fund, the funds are age-based funds for investors retiring approximately at or near the year identified by each fund as its target retirement date. At December 31, 2014 and December 31, 2013, there were no redemption restrictions on these funds for participants but each fund requires the Plan to provide sixty days advance notice to liquidate its entire share.
(e)	The investment objective of this fund is to seek maximum current income to the extent consistent with liquidity and preservation of capital and a stable share price of $1.00 per share. This fund has the flexibility to invest broadly in U.S. dollar-denominated securities of domestic and foreign issuers. At December 31, 2014, there were no redemption restrictions on this fund.

(f)	The investment objective of this fund is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuation in most economic or interest rate environments. The fund primarily invests in investment contracts, including fully benefit-responsive GICS and Synthetic GICs. The fund also invests in the Wells Fargo Stable Return Fund G (“Wells Fargo Fund”), which has an investment objective similar to that of the fund. The fund uses its investment in the Wells Fargo Fund for daily liquidity needs. The participants in this fund have daily liquidity at contract value (except as discussed in Note 5), however, the trustee of the Wells Fargo Fund reserves the right to require a one-year redemption notice for the Plan to liquidate its entire share in that Fund. See Note 5 for additional information related to the Stable Value Fund.

7. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated April 30, 2015, stating that the Plan, as amended and restated as of January 1, 2015, is in compliance with the applicable requirements of the Internal Revenue Code (the “Code”), subject to the adoption of proposed submitted amendments. The Plan sponsor has committed to timely adopting the proposed amendments. No other amendments have been adopted under the Plan since the issuance of the determination letter. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. If an operational issue is discovered, the Plan sponsor has indicated that it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

Generally accepted accounting principles in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$33,690,840	$20,779,813
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	81,231	46,276

Net assets available for benefits per the Form 5500	$33,772,071	$20,826,089

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in net assets available for benefits per the financial statements	$12,911,027
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	(46,276)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	81,231

Net increase in assets available for benefits per the Form 5500	$12,945,982

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

9. Plan Termination

Although it has not expressed any intention to do so, subject to the terms of any applicable collective bargaining agreement, the Plan sponsor, has the right to terminate the Plan subject to the provisions of ERISA.

10. Related Party Transactions

Certain investments of the Plan are managed by State Street, which is the trustee of the Plan, and TD Ameritrade, Inc., which provides securities brokerage services for the self-managed account. The Plan also holds notes receivable representing participant loans. The stable value fund is managed by Galliard, a subsidiary of Wells Fargo Bank, N.A., custodian for the fund. These transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in WM common stock. Because WM is the parent of the Plan sponsor, transactions involving WM common stock also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)

EIN: 36-2660763         Plan: 007

December 31, 2014

Identity of Issue	Description of Investment	Current Value
*Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25% to 4.25%	$1,708,589

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT
SAVINGS PLAN FOR BARGAINING
UNIT EMPLOYEES

Date: June 19, 2015	By:	/s/ Gordon Blasius
Gordon Blasius
Vice President, Compensation & Benefits
Member, Administrative Committee of the Waste
Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm